EXHIBIT 99.1

Infosys Technologies Limited — Financial Release June 30, 2005	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended June 30, 2005

Q1 revenue grows by 42.09% YoY

Guidance revised upwards

Bangalore, India–July 12, 2005

Highlights

Consolidated results for the quarter ended June 30, 2005

•	First quarter revenues at $ 476 million, up 42.09% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.45 from $ 0.31 in the corresponding quarter last fiscal

•	36 new clients were added during the quarter

•	Gross addition of 4,537 employees for the quarter (Net addition of 3,056 employees)

•	39,806 employees as on June 30, 2005

Outlook for the quarter ending September 30, 2005 and the fiscal year ending March 31, 2006

•	Consolidated revenues expected to be between $ 506 million and $ 509 million for the quarter ending September 30, 2005 (growth of 33.51% – 34.30%) and between $ 2.06 billion and $ 2.08 billion for the fiscal year ending March 31, 2006; (growth of 29.14% – 30.65%)

•	Consolidated earnings per ADS expected to be between $ 0.46 and $ 0.47 for the quarter ending September 30, 2005, (growth of 27.78% – 30.55%) and $ 1.96 to $ 1.99 for the fiscal year ending March 31, 2006; (growth of 24.84% – 26.75%)

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its first quarter ended June 30, 2005. Revenues for the quarter aggregated $ 476 million, up 42.09% from $ 335 million for the quarter ended June 30, 2004.

“The success of our recently concluded Sponsored Secondary ADS issue is yet another confirmation of the confidence the world has in our business model,” said Nandan M. Nilekani, CEO, President and Managing Director.

“Infosys Consulting has been commended by clients and analysts as having the right consulting business model,” said S. Gopalakrishnan, Member of the Board and COO. “Clients have reported that consulting projects with Infosys Consulting have delivered more than the expected business value. It shows that the value proposition we have created is making Infosys Consulting the benchmark of the profession.”

Infosys continued to build a leaner, more scalable and aligned organization to handle greater business complexity and provide higher client value. Its investments in new services such as R&D, System Integration, Infrastructure Management Services and Independent Validation Solutions have yielded returns both in terms of revenue and value differentiation.

Infosys has also designed and implemented an integrated Point of Sales Replenishment (POSR) solution for an independent business unit of the world’s largest greeting card company. The implementation of the system will avoid stock-outs thereby increasing their retail sales by 10%. It will also help in reduction of the Point of Sale (POS) inventory and manual effort spent in entering orders.

Infosys Technologies Limited — Financial Release June 30, 2005	US GAAP Press Release

Infosys will build a centralized financial and management reporting system for a leading bank in the US. This implementation is part of a larger initiative aimed at building a finance and credit risk data warehouse to support compliance with Basel II requirements.

A market leader in commercial air-conditioners and hardware has sought Infosys’ expertise for Sarbanes Oxley compliance, along with other IT services.

“Our strategy has been to pursue high-quality prospects among Global 500 companies that will give us large, growing revenue streams for many years,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “Our pursuit model, team-selling and emphasis on quality of account openings is paying off. This quarter, we started relationships with nine Global 500 companies in diverse industries like pharma, supermarkets, equipment manufacturing, automotive, utilities, insurance and banking in the US as well as Europe.”

“Our investments in developing competencies has differentiated us from other players and has enhanced our domain expertise,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Delivery. “The Infosys Certification Program is being scaled up rapidly. Building on our world class training infrastructure, this program formally certifies Infoscions on domain, technical and process competencies.”

“We have successfully completed the largest international equity offering from India of over a billion dollars. Our offering in Japan through the Public Offer Without Listing (POWL) has enhanced Japanese investor interest in India and opened the market for Indian companies,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “During the quarter, we maintained our margins despite absorbing annual salary increases and the adverse impact of a depreciating Euro and Pound Sterling.”

Infosys Technologies Limited — Financial Release June 30, 2005	US GAAP Press Release

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements within the meaning of Section 27(a) of the U.S. Securities Act of 1933 and Section 21 (e) of the U.S. Securities Exchange Act of 1934, and involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005 and Registration Statement on Form F-3 filed on December 20, 2004, and the amendments thereto filed on January 18, 2005, April 26, 2005 and May 23, 2005.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations Media Relations	Sandeep Shroff, US +1 (510) 742-2960 sandeep shroff@infosys.com Tina George, Canada +1 (416) 224-7495 tina george@infosys.com	V. Balakrishnan, India +91 (80) 2852-0440 balakv@infosys.com Bani Paintal Dhawan, India +91 (80) 2852-2408 Bani Dhawan@infosys.com

Infosys Technologies Limited — Financial Release June 30, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

	(Dollars in millions except per share data)
	As of
	March 31, 2005	June 30, 2005

	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$410	$444
Investments in liquid mutual fund units	278	307
Trade accounts receivable, net of allowances	303	284
Deferred tax assets	2	2
Prepaid expenses and other current assets	35	40
Unbilled revenue	32	36

Total current assets	1,060	1,113
Property, plant and equipment, net	352	392
Goodwill	8	8
Deferred tax assets	8	9
Other assets	26	35

Total Assets	$1,454	$1,557

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	7	6
Other accrued liabilities	124	106
Income taxes payable	23	31
Unearned revenue	20	29

Total current liabilities	175	173
Non-current liabilities
Preferred stock of subsidiary	21	—
Other non-current liabilities	5	5
Minority interests	—	10
Stockholders’ Equity
Common stock, $0.16 par value
300,000,000 equity shares authorized,
Issued and outstanding – 270,570,549 and 271,422,867 as of March 31, 2005 and June 30, 2005, respectively	31	31
Additional paid-in capital	266	301
Accumulated other comprehensive income	33	38
Retained earnings	923	999

Total stockholders’ equity	1,253	1,369

Total Liabilities And Stockholders’ Equity	$1,454	$1,557

(1) March 31, 2005 balances were obtained from audited financial statements

Infosys Technologies Limited — Financial Release June 30, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

	(Dollars in millions except per share data)
	Three months ended June 30,
	2004	2005
Revenues	$335	$476
Cost of revenues	187	274

Gross profit	148	202

Operating Expenses:
Selling and marketing expenses	24	32
General and administrative expenses	27	37
Amortization of intangible assets	1	—

Total operating expenses	52	69

Operating income	96	133
Other income, net	—	7

Income before income taxes	96	140
Provision for income taxes	13	18

Net income	$83	$122

Earnings per equity share
Basic	$0.31	$0.45
Diluted	$0.31	$0.43
Weighted average equity shares used in computing earnings per equity share
Basic	265,300,294	269,581,842
Diluted	270,251,740	277,086,163